                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                XATA CORPORATION
                                ----------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   983882 30 9
                                   -----------
                                 (CUSIP Number)

                                 JAMES E. HEERIN
                   JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.
                             300 GRIMES BRIDGE ROAD
                             ROSWELL, GEORGIA 30075
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 31, 2000
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

         NOTE. Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)


-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1034 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


------------------------------------------------                      ---------------------------------------------
CUSIP No.  983882 30 9                                   13D                                      Page 2 of 7 Pages
------------------------------------------------                      ---------------------------------------------
-------------------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.


-------------------------------------------------------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  /X/1
                                                                                                   (b)  / /2

-------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
           WC
-------------------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /3
-------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------------------------- --------------------------------------------------------------------------
NUMBER OF SHARES BENE-                     7    SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH                           830,000
                                         --------------------------------------------------------------------------
                                           8    SHARED VOTING POWER

                                         --------------------------------------------------------------------------
                                           9    SOLE DISPOSITIVE POWER
                                                830,000
                                         --------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           830,000
-------------------------------------------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                                                / /4

-------------------------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.87%
-------------------------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------------------------------------------

*SEE INSTRUCTIONS


------------------------------------------------                      ---------------------------------------------
CUSIP No.  983882 30 9                                   13D                                      Page 3 of 7 Pages
------------------------------------------------                      ---------------------------------------------

-------------------------------------------------------------------------------------------------------------------
  1        NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           DEERE & COMPANY


-------------------------------------------------------------------------------------------------------------------
  2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a)  /X/ 5
                                                                                                  (b)  / / 6

-------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS*
           WC
-------------------------------------------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                                                        / / 7
-------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
---------------------------------------- --------------------------------------------------------------------------
NUMBER OF SHARES BENE-                     7    SOLE VOTING POWER
FICIALLY OWNED BY EACH
REPORTING PERSON WITH                           830,000(1)
                                         --------------------------------------------------------------------------
                                           8    SHARED VOTING POWER

                                         --------------------------------------------------------------------------
                                           9    SOLE DISPOSITIVE POWER
                                                830,000(1)
                                         --------------------------------------------------------------------------
                                          10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           830,000(1)
-------------------------------------------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                                             / / 8

-------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.87%
-------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------------------------------------------


(1) CONSISTS OF 830,000 SHARES OWNED BY JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC., A WHOLLY-OWNED SUBSIDIARY OF DEERE & COMPANY.
*SEE INSTRUCTIONS

------------------------                                ------------------------
CUSIP No.  983882 30 9              13D                       Page 4 of 7 Pages
------------------------                                ------------------------

ITEM 1.       SECURITY AND ISSUER.

              This statement on Schedule 13D relates to common stock, $.01 par value (the "Common Stock") of XATA Corporation, a Minnesota corporation (the "Issuer"). The address and principal executive office of the Issuer is 151 East Cliff Road, Suite 10, Burnsville, MN 55337.

ITEM 2.       IDENTITY AND BACKGROUND.

              This Schedule 13D is being filed by John Deere Special Technologies Group, Inc., a Delaware corporation ("JDSTG"). JDSTG offers a wide range of electronic, wireless communications, information management and Internet-related products and services to a broad range of customers and markets. JDSTG is a wholly-owned subsidiary of Deere & Company. The address of JDSTG's principal business is 300 Grimes Bridge Road, Roswell, Georgia 30075. The address of JDSTG's executive offices is the same as the address of its principal business.

              The name, business address, citizenship and present principal occupation or employment of each executive officer and director of JDSTG are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified on Schedule I, each named executive officer and director is a citizen of the United States.

              This Schedule 13D is also being filed by Deere & Company, a Delaware corporation ("Deere"). Deere manufactures, distributes and finances a full range of agricultural equipment, a broad range of equipment for construction, forestry and public works, and a variety of commercial and consumer equipment and provides credit and health care for businesses and the general public. The address of Deere's principal business is One John Deere Place, Moline, Illinois 61265-8098. The address of Deere's executive offices is the same as the address of its principal business.

              The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Deere are set forth on Schedule II hereto and are incorporated herein by reference. Unless otherwise specified on Schedule II, each named executive officer and director is a citizen of the United States.

              During the last five years, neither JDSTG, nor, to the best of JDSTG's knowledge, any person on Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              During the last five years, neither Deere, nor, to the best of Deere's knowledge, any person on Schedule II, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

              On August 31, 2000, JDSTG purchased 630,000 shares of Common Stock of the Issuer, pursuant to a Stock Purchase Agreement between JDSTG and the Issuer, and purchased 200,000 shares of Common Stock of the Issuer pursuant to a Selling Stockholder Agreement between JDSTG and XATA Investment Partners, LLC (the "Selling Stockholder"). The source of funds used to purchase such shares of Common Stock of the Issuer was working capital of JDSTG.

------------------------                                ------------------------
CUSIP No.  983882 30 9              13D                       Page 5 of 7 Pages
------------------------                                ------------------------


ITEM 4.       PURPOSE OF TRANSACTION.

              JDSTG purchased its equity interest in the Issuer as a strategic investment in onboard technology for the transportation industry.

              Pursuant to a Stock Purchase Agreement dated as of August 30, 2000, by and between JDSTG and the Issuer (the "Stock Purchase Agreement"), JDSTG purchased 630,000 newly issued shares of Common Stock. Pursuant to a Selling Stockholder Agreement dated as of August 30, 2000, by and between JDSTG and XATA Investment Partners, LLC (the "Selling Stockholder Agreement"), JDSTG purchased 200,000 shares of Common Stock from the Selling Stockholder. Pursuant to the Stock Purchase Agreement, if certain conditions are satisfied, including shareholder approval of the issuance of additional shares, satisfactory completion of due diligence by JDSTG, and successful beta testing of one of the Issuer's products, JDSTG will purchase an additional 2,517,000 shares of Common Stock on or prior to December 31, 2000 (the "2nd Closing"). In addition, JDSTG has an option, exercisable between August 1, 2001 and August 1, 2002, to convert a currently outstanding promissory note from the Issuer to JDSTG into shares of Common Stock of the Issuer. JDSTG has also been granted certain registration rights pursuant to a Registration Rights Agreement dated as of August 30, 2000, between JDSTG and the Issuer, which is filed as Exhibit 3 hereto and incorporated herein by reference.

              The descriptions of the Stock Purchase Agreement and the Selling Stockholder Agreement throughout this Schedule 13D are qualified in their entirety by reference to the copies of such Stock Purchase Agreement and Selling Stockholder Agreement, respectively, which are filed as Exhibits 1 and 2 hereto and are incorporated herein by reference.

              Other than as described above, JDSTG may, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, desire to increase or decrease such investment position. Pursuant to the Stock Purchase Agreement, for a period of one year from the date of the Stock Purchase Agreement, JDSTG must obtain the prior approval of the Issuer's Board of Directors in order to purchase additional shares of the Issuer.

              In accordance with the provisions of the Stock Purchase Agreement, effective August 31, 2000, Dennis R. Johnson resigned from the Board of Directors of the Issuer. Two JDSTG nominees, Charles R. Stamp, Jr., and Barry Batcheller, were appointed to fill the resulting vacancy and an existing vacancy in the Board of Directors of the Issuer. If the 2nd Closing occurs, as described above, JDSTG will have the right to designate one more member to serve on the Board of Directors of the Issuer.

              The Board of Directors of the Issuer has approved an amendment to the Issuer's Articles of Incorporation increasing the number of authorized shares of Common Stock and removing the reservation of voting rights solely to Common Stock and recommended the amendment to the shareholders for approval. The increase in the number of authorized shares of Common Stock is necessary to effectuate, and is a condition to, the 2nd Closing.

              Other than as described above, neither JDSTG nor Deere has any current plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form. JDSTG and Deere reserve the right to develop such plans or proposals in the future.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

              The aggregate number of shares to which this Schedule 13D relates is 830,000 shares, representing 14.87% of the 5,580,179 outstanding shares of the Common Stock of the Issuer (413,151 shares of Series A 8% Convertible Preferred Stock of the Issuer being converted immediately prior to the transaction to which this Schedule 13D relates).

              JDSTG is a wholly-owned subsidiary of Deere (NYSE symbol "DE"). Deere does not directly beneficially own any shares of the Issuer.

------------------------                                ------------------------
CUSIP No.  983882 30 9              13D                       Page 6 of 7 Pages
------------------------                                ------------------------


              Other than the transactions described above, no transactions in the shares of Common Stock of the Issuer have been effected by JDSTG or Deere or, to JDSTG's knowledge or Deere's knowledge, by any of the executive officers and directors of JDSTG or Deere named in Schedule I and Schedule II hereto, respectively, during the past 60 days.

              To JDSTG's knowledge and to Deere's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Other than the Stock Purchase Agreement, the Selling Stockholder Agreement and the Registration Rights Agreement, to the knowledge of JDSTG, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

              Pursuant to the Stock Purchase Agreement, the Issuer has agreed to use its best efforts to ensure that its directors and officers vote in favor of the issuance of additional shares to JDSTG and the amendment to the Articles of Incorporation. Stephen A. Lawrence (on behalf of the Selling Stockholder), Chairman of the Board of Directors of the Issuer and beneficial owner of less than 1% of the issued and outstanding Common Stock of the Issuer, and William Flies (individually and as a trustee under various trusts), a member of the Board of Directors and beneficial owner of 19.46% of the issued and outstanding Common Stock of the Issuer, have indicated in a non-binding letter their intention to vote in favor of the issuance of additional shares to JDSTG and the amendment to the Articles of Incorporation and their intention to vote to elect the nominees of JDSTG to the Board of Directors of the Issuer as described above.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1: Stock Purchase Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Corporation.

              Exhibit 2: Selling Stockholder Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc., and XATA Investment Partners, LLC.

              Exhibit 3: Registration Rights Agreement, dated as of August 30, 2000, by and between John Deere Special Technologies Group, Inc. and XATA Corporation.

              Exhibit 4: Joint Filing Agreement, dated as of September 8, 2000, by and between John Deere Special Technologies Group, Inc. and Deere & Company.

------------------------                                ------------------------
CUSIP No.  983882 30 9              13D                       Page 7 of 7 Pages
------------------------                                ------------------------


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     September 8, 2000

                                     JOHN DEERE SPECIAL TECHNOLOGIES GROUP, INC.

                                     By:   /s/ Charles R. Stamp, Jr.
                                        ----------------------------------------
                                     Name:  Charles R. Stamp, Jr.
                                     Title: President

                                     DEERE & COMPANY

                                     By:   /s/ Ferdinand F. Korndorf
                                        ----------------------------------------
                                     Name:  Ferdinand F. Korndorf
                                     Title: President, Worldwide Agricultural
                                            Equipment Division

                                   SCHEDULE I
                       Executive Officers and Directors of
                   John Deere Special Technologies Group, Inc.


EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS                                     OCCUPATION
-------------------------                                     ----------
Charles R. Stamp, Jr.                    President of John Deere Special Technologies Group, Inc.
300 Grimes Bridge Road
Roswell, GA 30075

Ronald R. McDermott                      Vice President of John Deere Special Technologies
One John Deere Place                     Group, Inc.; Vice President, Information Systems of
Moline, IL 61265                         Deere & Company

James E. Heerin                          Vice President of John Deere Special Technologies
300 Grimes Bridge Road                   Group, Inc.
Roswell, GA 30075

Marshall Ford                            Accounting Director and Assistant Treasurer of John
300 Grimes Bridge Road                   Deere Special Technologies Group, Inc.
Roswell, GA 30075

DIRECTORS

NAME AND BUSINESS ADDRESS                                     OCCUPATION
-------------------------                                     ----------

John K. Lawson                           Senior Vice President, Technology and Engineering
One John Deere Place                     Deere & Company
Moline, IL 61265

Ferdinand K. Korndorf                    President, Worldwide Agricultural Equipment
One John Deere Place                     Division
Moline, IL 61265                         Deere & Company

Adel A. Zakaria                          Senior Vice President of Worldwide Manufacturing
One John Deere Place                     and Engineering, Worldwide Agricultural Equipment
Moline, IL 61265                         Division, Deere & Company

Charles R. Stamp, Jr.                    President
300 Grimes Bridge Road                   John Deere Special Technologies Group, Inc.
Roswell, GA 30075

                                   SCHEDULE II
                       Executive Officers and Directors of
                                 Deere & Company


EXECUTIVE OFFICERS


NAME AND BUSINESS ADDRESS                                     OCCUPATION
-------------------------                                     ----------
Robert W. Lane                           Chairman, President and Chief Executive Officer
One John Deere Place                     of Deere & Company
Moline, IL 61265

James R. Jenkins                         Senior Vice President and General Counsel of
One John Deere Place                     Deere & Company
Moline, IL 61265

Nathan J. Jones                          Senior Vice President and Chief Financial
One John Deere Place                     Officer of Deere & Company
Moline, IL 61265

John J. Jenkins                          President, Worldwide Commercial & Consumer
One John Deere Place                     Equipment Division of Deere & Company
Moline, IL 61265

Ferdinand F. Korndorf                    President, Worldwide Agricultural Equipment
One John Deere Place                     Division of Deere & Company
Moline, IL 61265

Pierre E. Leroy                          President, Worldwide Construction Equipment
One John Deere Place                     Division and Deere Power Systems Group of
Moline, IL 61265                         Deere & Company

Michael P. Orr                           President, Financial Services of Deere &
One John Deere Place                     Company
Moline, IL 61265

John K. Lawson                           Senior Vice President, Engineering &
One John Deere Place                     Technology of Deere & Company
Moline, IL 61265

H. J. Markley                            Senior Vice President, Worldwide Human
One John Deere Place                     Resources of Deere & Company
Moline, IL 61265

DIRECTORS


NAME AND BUSINESS ADDRESS                                     OCCUPATION
-------------------------                                     ----------
John R. Block                            President
Food Distributors International          Food Distributors International
201 Park Washington Court
Falls Church, VA 22046

Crandall C. Bowles                       Chairman and Chief Executive Officer
Springs Industries, Inc.                 Springs Industries, Inc.
205 North White Street
Fort Mill, SC

Kevin T. Dunnigan                        Chairman of the Board
Thomas & Betts Corporation               Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125

Leonard A. Hadley                        Retired Chairman and Chief Executive Officer
4890 Oak Grove Ct., NE                   Maytag Corporation
Cedar Rapids, Iowa 54211

Prof. Regina E. Herzlinger               Nancy R. McPherson Professor of Business
Harvard Business School                  Administration
Soldiers Field Road                      Harvard Business School
Baker Library 163
Boston, MA

Arthur L. Kelly                          Managing Partner
KEL Enterprises, L.P.                    KEL Enterprises, L.P.
Suite 2222
Two First National Plaza
20 South Clark Street
Chicago, IL

Robert W. Lane                           Chairman, President and Chief Executive Officer
Deere & Company                          Deere & Company
One John Deere Place
Moline, IL 61265

Antonio B. Madero*                       Chairman of the Board and Chief Executive Officer
SANLUIS Corporacion, S.A. de C.V.        SANLUIS Corporacion, S.A. de C.V.
Monte Pelvoux No. 220 Piso 8
Lomas de Chapultepec                     *Mr. Madero is a citizen of Mexico
Delegacion Miguel Hidalgo
11000 Mexico, D.F.

Thomas H. Patrick                        Executive Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.                Merrill Lynch & Co., Inc.
Four World Financial Center
North Tower
New York, NY 10281-1332



John R. Stafford                         Chairman, President and Chief Executive Officer
American Home Products Corporation       American Home Products Corporation
Five Giralda Farms
Madison, NJ 07940

John R. Walter                           Chairman of the Board
Manpower, Inc.                           Manpower, Inc.
401 North Ahwahnee Road
Lake Forest, IL 60045

Dr. Arnold R. Weber                      President Emeritus
Northwestern University                  Northwestern University
Office of the President Emeritus
555 Clark Street, Suite 209
Evanston, IL 60208-1220
